FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: EASTMAN NATIONAL BANCSHARES, INC.

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM S-4 FILED BY EQUITY BANCSHARES, INC.: 333-219974

The following is a transcript of a conference call hosted by Equity Bancshares, Inc. (“Equity”) on October 20, 2017 that discusses, among other things, the proposed mergers of Eastman National Bancshares, Inc. (“Eastman”) and Cache Holdings, Inc. (“Cache”) with and into Equity.

CONFERENCE CALL PARTICIPANTS

>>John Hanley – Equity Bancshares, Inc. – Senior VP & Director of IR

>>Brad Elliott – Equity Bancshares, Inc. – Chief Executive Officer

>>Gregory Kossover – Equity Bancshares, Inc. – Chief Financial Officer

>>Michael Perito – Keefe, Bruyette, & Woods, Inc., Research Division

>>Andrew Liesch – Sandler O’Neill + Partners, L.P., Research Division

>>Terence McEvoy – Stephens Inc., Research Division

TRANSCRIPT

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Q3 2017 Equity Bancshares, Inc. Earnings Conference Call. (Operator Instructions) As a reminder, this conference call is being recorded. I would now like to introduce your host for today’s conference, Mr. John Hanley, Senior Vice President of Investor Relations. Sir, you may begin.

>>John Hanley – Head of IR

Good morning. Thank you for joining our Equity Bancshares presentation and conference call, which will include discussion and presentation of our third quarter and 9-month 2017 results. With me today are Equity Bancshares’ Chairman and CEO, Brad Elliott; and Equity Bancshares Executive Vice President and Chief Financial Officer, Greg Kossover.

Presentation slides to accompany this call are available for download or review at investor.equitybank.com. The presentation accompanies the discussion of our Q3 results and is available by clicking either the presentation tab to download the PDF or the webcast link. You may also click the event icon for the call posted at investor.equitybank.com. Please note, if you are viewing this call on our webcast player, the slides will not automatically advanced. Please hit the forward button to follow along.

Please note, Slide 2, including important information regarding forward-looking statements. From time to time, we may make forward-looking statements within today’s call and actual results may differ. Please also note Slide 3 with important additional information for investors and for shareholders. Following our presentation, we will allow time for questions and further discussion. Thank you, all, once again, for joining us. And with that, I’d like to turn it over to Brad Elliott.

>>Brad Elliott – CEO

Good morning, and thank you for joining our third quarter 2017 Equity Bancshares earnings call. I’m Brad Elliott, Chairman and CEO, and here with me this morning are CFO, Greg Kossover. It has been a very busy quarter for Equity franchise, and we will remain — and we remain excited about the 2 Oklahoma mergers. All the teams from Eastman, Patriot and Equity have been working very hard to make the merger and customer conversions as easy as possible. Nothing we have run across since the announcement in July makes me any less excited about Mike and his team in Tulsa and Mark and Jim and their teams in Ponca City and Newkirk. As both sets of their shareholders approved the mergers earlier this week. And as previously released, we have also — we also have already all regulatory approvals in hand. The mergers will occur November 10, and the conversions and integrations will begin immediately following just as we have always done. I think it is also worth noting, the current performance and balance sheet at each bank coming into Equity is what we expected. Our merger pipeline continues to be — to keep us busy and we will talk more about that later — about those opportunities.

At this point, Greg and I would like to take the discussion to the third quarter earnings.

Our normalized EPS of $0.47 per share, which is the stated EPS of $0. 41 per share and then adding back after tax merger expenses of $0.06 per share, did not meet our third quarter goal we set for ourselves of over $0.50 per share. There are several reasons for this, which we will discuss in detail in a moment. But first, I want to talk about our current loan production and our pipeline. We have been reluctant to ease our credit standards to the levels we are not response — we are not responsible — we do not feel responsible in the long term. an environment in where some of that is happening around us. We keep the best long-term approach for our shareholders — we think the best long-term approach for our shareholders is to continue to work hard on maintaining a balance sheet of that will perform in all phases of the economic cycle. While we have grown loans $27 million since the beginning of the year and $11 million in the third quarter, not including the long loan growth from the Prairie merger of $130 million, our expectations are higher than that, evidenced by our very strong production pipeline of $75 million to $85 million of commercial loans expected to close before year-end. While loan production did not meet expectations, which is the largest driver behind our earnings, I do believe we are continuing to be responsible with new production, with new prospects and we will see the growth. In addition to the pipeline — in addition, the pipeline is weighted towards our Metro markets, which after November 10, will add and include Tulsa. Indications from the Tulsa team are that we will be able to make an immediate impact and support our company-wide objectives. In addition, our Western Kansas market including the new branches from Prairie transactions and the incoming Ponca and Newkirk markets are expected to contribute as well. In our loan coupons, our new loans are up quarter-over-quarter leading to an overall loan production coupon increase of about 5 basis points. So at this point I’m not changing expectations of our lending teams regarding loan production. The teams are as qualified as they have been and our customer base is fantastic and diverse, an attribute we are very proud of. I believe it is the timing of the production, which is slightly behind, not a flaw in the approach taken by our teams. Greg?

>>Gregory Kossover – CFO

Thanks, Brad. And keeping with Brad’s comments, we have seen an overall increase of 14 basis points in the coupon on new loans in the second quarter, generally spread over loan categories. Our teams are working hard to stay the course on competitive terms and improve our margin at the same time. Likewise, our coupon portfolio loans year-over-year, which includes the Canary First and and Prairie merger’s impact has grown 31 basis points, and these numbers do not include the purchase accounting impact, which we will discuss in a moment. And our credit quality remains very high. Net charge-offs remain low and our special assets steam are working down classifying assets, most of which have been acquired through mergers. We did have a one-off credit of about $7 million moved to nonaccrual in the quarter but we do not believe it will have a loss and it is not systemic to our portfolio. Without this asset, our classifieds would’ve dropped about $6.5 million in the quarter.

OREO did drop in the quarter, over $3.5 million on a strong effort by over special assets team to reduce those assets. And the net sales prices we’re materially close to book value giving us confidence our carrying values are in line. Loans past-due less than 90 days as a percentage of total loans have declined every quarter this year. The loan mentioned above does spike our non-accruals loans, but as I said, we do not anticipate a loss on the assets. Classified assets to capital are 23% at September 30, down from 25% at March 31. The teams are demonstrating their ability to take these assets, many of which come from mergers, and responsibly work the nonperformers down.

Our net interest margin for the quarter is reported at 3.68% and our goal for the quarter was about 3. 85%. This is caused by 4 primary factors: Loan fees were lower than expected by about $175,000, as originations were lower; our cost of deposits increased about 6 basis points in the quarter, slightly more than we thought, reflecting the fed rate increases, which equates to about $150,000 in our NIM expectations through the quarter; our purchase accounting accretion was lower than we anticipated by about $250,000, something that can be very hard to predict; and we had more rapid premium amortization on our securities in the quarter by about $300,000. With these factors considered, our net interest margin would have been around 3.83%. And with our expected additional loan growth that did not materialize in this quarter, our net interest margin would’ve been somewhere between 3. 85% and 3.90%. Brad?

>>Brad Elliott – CEO

Regarding deposits, there is no question as the Fed has moved rates — the deposit betas are moving away from their recent lows. In the first quarter this year, we implemented a new, more aggressively priced money market account primarily for the new money — for new money coming into the bank. This was part of an overall balance sheet strategy to help raise consumer funds and core deposits to pay down Federal Home Loan Bank advances. And it has worked well. We have raised over $85 million and our Federal Home Loan Bank advances have decreased about $67 million since March 31. In addition, this money market account costs much less than the Federal Home Loan Bank advances, which are now over 1.25%. And although our NIM declined in the quarter, the consumer elements of our balance sheet continue to improve. We have attracted more deposits at costs cheaper than our overall debt and our loan portfolio is yielding more coupon in recent quarters. I’m very proud of our loan and retail teams continue to perform at high levels. They are attracting new and excellent customers and doing so without significantly sacrificing terms.

>>Gregory Kossover – CFO

Our provision for loan losses was $727,000 for the third quarter and our ALLL loans now stands at 52 basis points, up from 47 basis points at year-end. Our total ALLL plus discounts on performing loans is about 64 basis points at September 30. Noninterest income was slightly better than we had projected, aided a little by about $175,000 gain in securities, which we have previously stated we will take when the correct opportunities arise. Operating expenses were a little higher than we had projected, even after excluding merger expenses, in part because we began building the human and infrastructure resources necessary to accommodate that growth ahead of time and not all of these end up categorized as merger expense. Also we had more professional fees than anticipated, primarily from one large credit we mentioned earlier and OREO expense was slightly higher in the quarter as we continued to prepare the assets to work down the portfolio.

The effective rate on income taxes was lower primarily because of the impact of accounting for our stock option exercise, to which the tax deduction to us according to GAAP, runs through the provision for income taxes. So a reconciliation of earnings per share for the third quarter looks like this: EPS as stated is $0.41; it is increased by $0.06 to arrive at $0. 47 to account for the merger expenses. It has decreased by about $0.01 for the income tax benefit of the stock option exercise to arrive at a core EPS of about $0.46 per share. As stated earlier, we expected about $0.50 to $0. 52 and that additional $0.04 to $0.06 is primarily explained previously in the end of this margin discussion. Brad?

>>Brad Elliott – CEO

I’d like to talk about our balance sheet for a few minutes, and also talk about incorporating the 2 Oklahoma balance sheets. Our balance sheet continues to be very healthy as we head into the next phase of growth. With asset quality, as Greg alluded to, being high, and also our core deposits are growing, up $161 million since the beginning of the year, $118 million through the merger of Prairie and $43 million through organic growth strategies. We all know the importance of these core deposits and it’s nice to see our teams getting this done. Incorporating our new teams and customers from the 2 Oklahoma mergers will be priority 1. along with blending there balance sheet into ours. We will be bringing our full suite of retail products to Tulsa, which has been historically a loan heavy but core deposit light franchise. And we will be incorporating the very strong balance sheet from Eastman with its very attractive core deposits and loan base. By offering our suite of retail products at Tulsa, we expect to be competitive from day 1 on the retail front. And of course, Tulsa’s lending team will bolster our loan growth, we’re excited to achieve. We’re also bringing a larger capital-base to both these Oklahoma franchises and markets. And as such, we anticipate more loan growth and opportunities than those teams were able to come to accomplish on their own. Brad?

>>Gregory Kossover – CFO

The deposit efforts that Greg has mentioned, has allowed us to decrease Federal Home Loan Bank advances $67 million in the quarter with balances ending at $190 million at September 30. Our capital ratios all remain strong and as Brad mentioning, we will have issued over 6,350,000 common shares in the last 4 quarters after the Tulsa and Ponca City mergers and including the Arkansas and Prairie mergers and the PIPE in the fourth quarter of 2016. This represents more than 75% growth in our share base. This type of shared growth is cost efficient, it adds float and a dispersion of shares is healthy for our stock and its holders. Brad?

>>Brad Elliott – CEO

We have not spent much time today talking about future mergers. On top of everything else, we have continued to be active with other merger opportunities. Frankly, we have more inquiries than most any other time in recent memory. In time — and from all very well-run institutions, we will be proud to have an Equity family. Those discussions continue and Greg and I continue to work them under the same guidelines we’ve communicated in the past. Must be attractive and — there must be attractive and be in our geographic footprint with responsible earn back periods indicative of appropriate book value followed by nice accretion. I am as excited as always to think of the organic growth coupled with these merger opportunities to continue to deliver shareholder value. At this time we’ll entertain questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And our first question comes from the line of Michael Perito from KBW.

>>Michael Perito – Keefe, Bruyette, & Woods, Inc., Research Division

Couple of questions from me. I appreciate the color, the pieces on the quarter. I guess as we think about next quarter though, it doesn’t really get much easier because as I recall, both the transactions are additive to your legacy equity NIM, am I correct? So any near-term expectations about what next quarter’s margins would look like with maybe a fluctuation back to some normal levels from some other items, but then also the 2 deals coming on in November?

>>Brad Elliott – CEO

Yes. So Mike, here’s a way to approach that question. The — in the discussions that we just had, the impact of the cost of deposits is probably about 2 basis points to the NIM. So in Q3 we could have normalized at 3.83 without — with appropriate levels of loan fees and without the purchase accounting adjustments, that sort of thing, the security premium amortization, which I will get to in a minute. We probably would’ve been between 3.81 and 3.82, on a normalized basis. We did expect the Ponca City and Tulsa deals to improve margin somewhere around 5 basis points out of the gate. So that would indicate that we would be somewhere around 3.85 or 3.86. It will very much depend on loan production and it will also depend on how much and how early the new accretion purchase accounting on the Oklahoma deals comes in. So there’s a lot of variables. As guidance, I would probably expect us to say, if we could quiet down from the merger, we should still be in that 3.85 range. While we’re on that, Mike. I’m happy to give a quick reconciliation of the quarter for net interest margin. If you take non-net interest income as is stated at $20,318,000, add the components that I mentioned earlier, loan fees, cost of deposits, our lighter purchase accounting amortization and we had a more rapid security premium amortization, that takes our — for the quarter, performed net interest income to about $21.2 million, which would indicate the margin at 3.83. So those of the components, the costs of deposits very likely will continue to be there, the other elements will fluctuate and hopefully will be better next quarter. And then of course we’ll have the impact of both the balance sheets and Oklahoma plus their purchase accounting. So it’s a little noisy right now but I would come down at about 3.85.

>>Michael Perito – Keefe, Bruyette, & Woods, Inc., Research Division

Alright. Thanks, Greg. That was helpful. And in terms of loan growth, as we look out for next year, it does sound like production is pretty good and the team in place of guys feel good about. But I mean, it also sounds like you’re certainly not structuring on anything. So are we at a point in cycle in your markets where maybe 7%, 8% is to strong and we should we think about more of like a 5%, 6% number just in what you’re seeing or how are you thinking about that dynamic?

>>Gregory Kossover – CFO

So I would say — I would not change that. I think we have good opportunities, our pipeline is good. There’s opportunities not in the pipeline. That actually only commercial loans, it doesn’t have anything to do with mortgage loans and consumer loans, which we are — we have a previous pipeline — pretty good functioning process working there as well. And then with the addition of both Tulsa and Ponca City, Michael, we — I think we have a good opportunity to hit that number next year, if not exceed that. There’s something that we didn’t talk about a minute ago. One of those is agg lines this year I think are funded about $35 million. And so we had anticipated those funding up. They didn’t fund up because the borrowers didn’t want to put the expense into the crop because they didn’t think they were going to get the revenue back from it. So on a normalized year, we would have had about $35 million more of our ag loans funded to date. Now on the positive side of that, our customers are being prudent in managing their farm production. But in future years, I think those lines will also fund back up again. We didn’t lose those customers, they just didn’t fund the lines to the same degree they funded them in the past. So I think our loan production could be much higher than it is today. And I think that 7% range is very achievable for us, and especially with Brady on Tulsa. The Tulsa team is really good. The integration between that team and our team have worked really well together. And so, I really see that well — we actually have some better opportunities out of Ponca City than we first anticipated. They have some really strong manufacturing customers in that market. And so with our larger limit, we can actually put more of that on our balance sheet than they could.

Operator

And our next question comes from the line of Andrew Liesch from Sandler O’Neill.

>>Andrew Liesch – Sandler O’Neill + Partners, L.P., Research Division

Just following up on the loan growth side here. That $75 million to $85 million pipeline, is that just the Equity franchise, your current pipeline or does that include the Tulsa deal as well?

>>Brad Elliott – CEO

I think that’s all ours?

>>Gregory Kossover – CFO

This is ours.

>>Brad Elliott – CEO

Yes, it’s all ours.

>>Andrew Liesch – Sandler O’Neill + Partners, L.P., Research Division

And how has their production been since the deal was announced? And what — you know what they’re pipeline looks like and what they’re hoping to close before year-end?

>>Brad Elliott – CEO

I don’t have the numbers, Andrew, in front of me. I would describe it this way, the Tulsa market pipeline on the — if you scale it to the same size as we are, I think it would be as robust as ours. They are a little smaller banks with a little fewer producer so they can’t be expected have our size of a pipeline. But the amount of velocity that they’re getting in that market is every bit as good as ours. So I would describe their pipeline as robust and exciting. And pleasantly, we’ve also had good indications coming out of Ponca City and Newkirk. Remember, we classified some of these smaller markets as Community markets and we have a little less expectations for loan generation and more expectation for deposit generation. Talking to Mark and Darin and Jim and the teams in Ponca city and Newkirk, they’ve done a really good job of cultivating their lending relationships. And so we also expect them to have some loan production. I will go back and tell you, that on the July call, when we announced those deals, we put both banks in at earnings growth of 5% in 2018. I would expect Tulsa to easily exceed that from where they are, and I would expect Ponca City and Newkirk to exceed that.

>>Andrew Liesch – Sandler O’Neill + Partners, L.P., Research Division

Great. That’s very helpful. And on — some more on the deposit costs, I would assume that this money market account that you’ve been offering, that you are continuing to offer that, how the funds flow has been this quarter and should we expect to see more deposit costs continue to increase?

>>Brad Elliott – CEO

Yes. Well it’s a great question. There’s really 2 questions there, Andrew. The new product that we offer, we came out in late first quarter and it’s generated about $85 million. And it takes a little while to get traction, you know what we did in the third quarter on that. I’m going to guess that it’s weighted more towards the third quarter than the second quarter. So probably $50 million in the third quarter and probably $30 million in the second quarter on the new product. And what was your second part of your question?

>>Andrew Liesch – Sandler O’Neill + Partners, L.P., Research Division

Just like how flows might have been so far this quarter. And if the pace is continuing, sounds like it’s even accelerating, should be continue to see deposit costs rise? I realize there some offsetting benefit with cash on the borrowing side. But I’m just thinking if more deposits are coming in at this rate than costs are going to be going higher?

>>Brad Elliott – CEO

Yes, this one account really is not driving much of the rate increase and deposits. It’s driving a little bit. But the biggest driver — the increase in our deposit accounts in the third quarter, is you will remember that we have a substantial amount of community markets and we do a lot of banking for their municipalities, for their local governments. We like that business, by the way. It’s very, very good and loyal business. And all of those municipalities have lots of employees, many of which that bank with us. So we take good care of them. It is also a competitive environment for those deposits. In the third quarter, we had a pretty substantial amount of those deposits either come up for rebid or inflow into the bank based on tax fundings in those townships and cities. And so a lot of what you saw in the third quarter was more public funds driven than it was consumer funds driven. So to answer your question, that color probably you will see a flattening on the public fund side because those funds will continue to go out a little bit. And on the consumer side, I don’t know that we have any anticipation to raise rates at this point. So you might see a small increase in our cost of deposits but I don’t think it will be as high as where it was in the third quarter.

>>Gregory Kossover – CFO

And I would actually tell you, Andrew, that the net effect of that money market accounting is actually net positive because it’s paying down the Federal Home Loan Bank advances, which are actually greater than what we were bringing those funds in that.

Operator

(Operator Instructions) And our next question comes from the line of Gary McAvoy from Stephens.

>>Terence McEvoy – Stephens Inc., Research Division

A quick question maybe for you, Brad. Could you just talk about the timing and the plan around integrating 2 banks? And your confidence around the timing of achieving the cost savings.

>>Brad Elliott – CEO

Yes, sure. Good question. So, Terry, we are

our teams have worked extremely hard, it’s one of the reasons we’ve ramp up maybe a little earlier on bringing on the back office folks on to our staff to support them. But when we closed that day, we were converting both banks at night. So on November 10, we’re converting both banks that evening, we’ve done mock conversion on both of them at this point, everything is going extremely well. I would say one of the reasons why it’s going extremely well is both of these teams are very professional. And they’ve got this nailed on their side as well as our side. And both of them wanted to do these at the same time so they could be on our systems as quickly as possible. So the cost saving is going to be achieved at exactly the same time frame. All the employees that will not be retained have already all been notified. And so all those cost savings will come out and conversions will come out on November 10.

>>Terence McEvoy – Stephens Inc., Research Division

And then Brad, just to sticking with M&A, could just talk about the level of conversation, number of conversations you’re having with potential partners or banks that would look to partner up with Equity? How those discussions are going and whether, as we think about 2018, do you feel strongly that the M&A strategy will continue to be successful going forward?

>>Brad Elliott – CEO

Yes, I would tell you, Terry, that I’m not sure Velocity has picked up, some of the discussions are the exact same as we’ve had in the past, meaning that age of ownership is the driver of that. But I would tell you that we’re down the path on a couple of those discussions. And then we have several other discussions that could very easily get down the path on in the very near future. So I’m really bullish on — in the first half for next year, that we will have something that will close. And then the pipeline on those discussions is — we’ve never had more deals in the pipeline than what we have today, so continues to build. Part of that is there been a proven integrator now and so people know that we can execute on that process and are confident in that. And how we’ve handled their employees and customers after closing, I think, has been a positive. So as we continue to be successful in that strategy, I think we’ve become a partner that people want to look at to partner with. Big part in our world is either a lot of these are Community markets and how we take care of their customers, employees is very important to them postclosing. And it’s very important to us because we want to operate these markets diligently and be a really good Community partner for which we’ve proven that we are.

>>Terence McEvoy – Stephens Inc., Research Division

And just a question, Greg for you, you mentioned for just accretion was $250,000 below budget in the third quarter. Within that 3.85 run rate for the fourth quarter, what are your thoughts around accretion and just looking at 2018, given 2 deals about to close, do you think accretion will be higher in 2018 than full year '17?

>>Gregory Kossover – CFO

Well, Terry, that’s a tough question.

>>Terence McEvoy – Stephens Inc., Research Division

I noticed. I’m sorry.

>>Gregory Kossover – CFO

No, it’s okay. It’s okay. Because it really depends upon a prepayment speeds that are often difficult to predict. But that’s it for the fourth quarter without the 2 mergers, I have to say is probably looks like the third quarter. I don’t think we’re going to get back to the first and second quarter levels. So I think that our standalone number for the fourth quarter probably looks about like it did in the third quarter based on what we know today. Having said that, we know that on November 10, we are going to bringing in about another $4 million purchase discount assuming that our original marks hold up and we have every reason to believe that they will. And so how far is that $4 million accrete into income is the question. So my sense is that fourth quarter will probably look a little better than third quarter because some of that will come in from the new mergers. And first quarter would look a little better than fourth quarter because we’ll have those 2 mergers for the entire quarter. So probably a little better than Q3, Terry. And maybe to the level that we saw in Q1 and Q2. But we won’t know till we experienced the marks and the prepayments fees.

Operator

This concludes today’s Q&A session. And I would now like to turn the call back over to John Hanley, Senior Vice President of Investor Relations for closing remarks.

>>John Hanley – Head of IR

Thank you, all for attending our Q3 results presentation and conference call. Please have a great day. Thank you.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program, and you may all disconnect. Everyone, have a great day.

Special Note Concerning Forward-Looking Statements

This document contains “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2017 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this document are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Important Additional Information

In connection with the proposed transactions, Equity filed (i) a registration statement on Form S-4 (File No. 333-219974) with the SEC which includes a proxy statement of Eastman and a prospectus of Equity, and (ii) a registration statement on Form S-4 (File No. 333-219975) with the SEC which includes a proxy statement of Cache, and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF EACH OF CACHE AND EASTMAN ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENTS AND EACH PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. These documents and other documents relating to the mergers filed by Equity can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Equity’s investor relations website at investor.equitybank.com or by directing a request to Equity Bancshares, Inc., 7701 East Kellogg, Wichita, Kansas 67207, Attention: John J. Hanley, SVP and Director of Investor Relations, Telephone: (316) 612-6000; or to Eastman National Bancshares, Inc., Attention: Mark T. Detten, President & CEO, Telephone: (580) 718-9990; or to Cache Holdings, Inc., 9292 Delaware Avenue, Tulsa, Oklahoma, Attention: Michael Bezanson, Chairman & CEO, Telephone: (918) 209-5200.

No Offer or Solicitation

This communication shall not constitute an offer to sell, a solicitation of an offer to sell, or the solicitation or an offer to buy any securities. There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirement of Section 10 of the Securities Act of 1933, as amended.